May 11, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	East Coast Ethanol, LLC Registration Statement on Form S-1 File No. 333-148905

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Act”), East Coast Ethanol, LLC (the “Company”) hereby respectfully requests that its Registration Statement on Form S-1, including all amendments and exhibits thereto (File No. 333-148905), as originally filed by the Company on Form SB-2 with the Securities and Exchange Commission (the “Commission”) on January 29, 2008, and made effective on September 26, 2008, be withdrawn immediately.

The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to complete the minimum requirements as set forth in the Company’s Registration Statement.

All deposits received from subscribers were held by an escrow agent and have been returned to the respective subscribers. The Company has canceled all of the promissory notes and subscription agreements it received from subscribers. Accordingly, no securities have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company hereby respectfully requests that the Commission consent to granting the withdrawal of the Registration Statement as soon as possible. Please provide us with a fax copy of your written consent to the attention of Valerie Bandstra of BrownWinick at 515-323-8559 or contact her via telephone at 515-242-2459.

Should you have questions regarding this matter, please contact Valerie Bandstra at the number provided above.

Thank you for your assistance.

Very truly yours, /s/ Randall D. Hudson Randall D. Hudson, Chief Executive Officer